

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2018

Mark Pearson
President and Chief Executive Officer
AXA Equitable Holdings, Inc.
1290 Avenue of the Americas
New York, NY 10104

> **Re: AXA Equitable Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 26, 2018**
> **File No. 333-221521**

Dear Mr. Pearson:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1/A Filed April 26, 2018

Notes to Consolidated Financial Statements
6) DAC AND Policyholder Bonus Interest Credits , page F-59

1.   Regarding the parenthetical disclosures to certain line items you made to the consolidated statements of income (loss) on F-4 and elsewhere such as on pages 20, 96, and 113, please similarly revise, as applicable, the pro forma tables on pages 23 and 100 and the segment earnings (loss) tables on pages 118, 120 and 126.

Mark Pearson
AXA Equitable Holdings, Inc.
April 26, 2018
Page 2

      You may contact Ibolya Ignat at 202-551-3636 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

                                  Division of Corporation Finance
                                  Office of Healthcare & Insurance

cc: Peter J. Loughran